SCHEDULE 13D





                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)


                           Unitrode Corporation
- ---------------------------------------------------------------------------
                             (Name of Issuer)


                       Common Stock, par value $.20
- ---------------------------------------------------------------------------
                      (Title of Class of Securities)


                                913283-10-7
                       ----------------------------
                              (CUSIP Number)


H. Barrett Flanders, Jr., Assistant General Counsel, AlliedSignal Inc.
101 Columbia Road, Morristown, New Jersey 07962-2245   201-455-4563
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      April 21, 1995; April 24, 1995
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
                                                        ----

Check the following box if a fee is being paid with this statement

                                                        ----








                             Page 1 of 5 pages


                               SCHEDULE 13D




CUSIP No.                                                   Page 2 of 5 Pages


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AlliedSignal Inc., as successor by merger to The Signal Companies, Inc.
       22-2640650

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)
                                                               ----

                                                            (b)
                                                               ----

3      SEC USE ONLY

4      SOURCE OF FUNDS     WC & AF (as to shares purchased June 26, 1980)
                           AF & BK (as to shares purchased September 29, 1980)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
                                                               ----

6      CITIZENSHIP OR PLACE OF ORGANIZATION    -   Delaware

  NUMBER OF   7      SOLE VOTING POWER                0
   SHARES
BENEFICIALLY  8      SHARED VOTING POWER              0
  OWNED BY
    EACH      9      SOLE DISPOSITIVE POWER           0
 REPORTING
   PERSON    10      SHARED DISPOSITIVE POWER         0
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       0


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                               ----

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  -   0 percent


14     TYPE OF REPORTING PERSON    CO


Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $0.20 per share ("Unitrode Common Stock"), of Unitrode Corporation, a Maryland corporation ("Unitrode"), the principal executive office of which is located at Eight Suburban Park Drive, Billerica, Massachusetts 01821.

Item 2.   Identity and Background.

          This statement is filed by AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), successor by merger to The Signal Companies, Inc., a Delaware corporation ("Signal"). It amends and restates Signal's
Schedule 13D filing made on July 2, 1980, as amended by Signal's Amendment No. 1 filed October 7, 1980 and Amendment No. 2 filed January 24, 1984, and as amended by AlliedSignal's Amendment No. 3 filed April 23, 1993, Amendment No. 4 filed September 17, 1993, Amendment No. 5 filed March 31, 1994 and Amendment No. 6 filed July 6, 1994. AlliedSignal is a diversified manufacturing company with businesses in aerospace, automotive and engineered materials. AlliedSignal's principal office is located at 101 Columbia Road, Morristown, New Jersey 07962-2497.

          Schedule A to this statement sets forth with respect to each executive officer and director of AlliedSignal the following information:
(a) name; (b) business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of such persons are U.S. citizens except for Hans B. Amell (Sweden) and Paul R. Schindler (France).

          Neither AlliedSignal nor, to the best knowledge of AlliedSignal, any person listed on Schedule A hereto has during the last five years (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Signal purchased a total of 2,585,700 shares of Unitrode Common Stock (the number is adjusted for subsequent stock splits) in 1980 for a total purchase price of $22,257,918. The funds were obtained from a combination of cash on hand at Signal or one of its subsidiaries and short-term bank credit. All of these shares have now been sold.

Item 4.   Purpose of Transaction.

          Signal acquired the Unitrode Common Stock referred to in Item 3 in 1980 for the purpose of obtaining a substantial minority interest in Unitrode. At the time it completed its purchases, Signal owned approximately 23.6% of the class of Unitrode Common Stock.

          In April 1993, in Amendment No. 3 to this statement, AlliedSignal reported that although it had no specific plans to dispose of the shares of Unitrode Common Stock covered by this statement, the shares were not a strategic investment and sales might be made at any time, in one or more transactions, subject to the terms of the agreement with Unitrode referred to in Item 6 of this statement.

          Commencing in January 1984 the shares of Unitrode Common Stock covered by this statement were held on deposit by The First National Bank of Boston, as escrow agent under an escrow agreement, dated as of January 15, 1984 (the "Escrow Agreement"), filed as Exhibit B to Amendment No. 2 to this statement. The shares were held for exchange at the election of holders of Signal's 8% Subordinated Exchangeable Debentures due 2009 (the "Debentures"). Voting rights with respect to such shares were exercisable by the holders of the Debentures. To the extent voting instructions were not received from the holders of the Debentures, the shares of Unitrode Common Stock were to be voted in proportion to the votes actually cast by the holders of all outstanding shares voting on such matter. In April 1993 AlliedSignal redeemed all of the outstanding Debentures, and the rights of the holders to exchange Debentures for Unitrode Common Stock terminated. AlliedSignal reacquired the power to vote and to dispose of the 2,585,700 shares of Unitrode Common Stock, none of which had been issued upon exchange of Debentures.

Item 5.   Interest in Securities of the Issuer.

          See Items 7 through 13 of the cover page of this statement for the aggregate number and percentage of the class of Unitrode Common Stock beneficially owned by AlliedSignal.

          From August 1993 through September 1994 AlliedSignal reduced its beneficial ownership of Unitrode Common Stock in sales transactions as follows:

                             Type of            Approximate Percentage of
Date    No. Shares Sold    Transaction           Class Owned After Sale

8/6/93       124,000    NYSE/Rule 144                  19.7%
8/30/94      500,000    Private Sale to Unitrode       16.3%
7/1/94       500,000    Private Sale to Unitrode       12.6%
9/19/94      111,700    NYSE/Rule 144                  11.6%

          On April 21, 1995 AlliedSignal sold 500,000 shares to Unitrode, in a privately negotiated transaction at a price of $19.63 per share. This sale reduced AlliedSignal's beneficial ownership of Unitrode Common Stock to approximately 7.7%.

          On April 24, 1995 AlliedSignal sold its remaining 850,000 shares of Unitrode Common Stock, in a privately negotiated transaction in the third market, reported in New York Stock Exchange composite transactions, at a net price of $19.325 per share, reducing its beneficial ownership of Unitrode Common Stock to zero.

Item 6.   Contracts, Arrangement, Understandings or Relationships.

          AlliedSignal and Unitrode entered into an Agreement, dated as of September 10, 1993, filed as Exhibit A to Amendment No. 4 to this statement (the "New Unitrode Agreement"), providing for (i) certain rights of first refusal of the shares of Unitrode Common Stock held by AlliedSignal and (ii) AlliedSignal's right to request registration of shares of the Unitrode Common Stock under the Securities Act of 1933, in each case until December 31, 1995. The New Unitrode Agreement extended mutual rights granted under a prior agreement between Signal and Unitrode.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 24, 1995                  ALLIEDSIGNAL INC.



                                        By:  /s/ Peter M. Kreindler
                                           ----------------------------
                                           Peter M. Kreindler
                                           Senior Vice President, General
                                           Counsel and Secretary

                                                            Schedule A


                             AlliedSignal Inc.
                    Directors with Titles & Businesses



Becherer, Hans W.                   Deere & Company
Chairman and                        John Deere Road
Chief Executive Officer             Moline, IL  61265-8098
                                    309-765-4114

Bossidy, Lawrence A.                AlliedSignal Inc.
Chairman of the Board and           101 Columbia Road
Chief Executive Officer             Morristown, NJ  07962
                                    201-455-6551

Covert, Eugene E.                   Massachusetts Institute of Technology
T. Wilson Professor of Aeronautics  77 Massachusetts Avenue
                                    Bldg. 33, Room 215
                                    Cambridge, MA  02139
                                    617-253-2604

Fudge, Ann M.                       Kraft Foods, Inc. and
Executive Vice President            Maxwell House Division
General Manager                     250 North Street
                                    White Plains, NY  10625
                                    914-335-2413

Kelley, General Paul X.             Cassidy & Associates
Vice Chairman for Corporate         700 13th Street, N.W., Suite 400
Strategy                            Washington, D.C.  20005
                                    202-824-6000

Luciano, Robert P.                  Schering-Plough Corporation
Chairman and Chief Executive        One Giralda Farms
Officer                             Madison, NJ  07940
                                    201-822-7440

Palmer, Russell E.                  The Palmer Group
Chairman and Chief Executive        3600 Market Street, Suite 530
Officer                             Philadelphia, PA  19104
                                    215-243-2590

Seidenberg, Ivan G.                 NYNEX Corporation
Chairman and Chief Executive        1113 Westchester Avenue - Room 467
Officer                             White Plains, NY`  10604
                                    914-644-6440

Sigler, Andrew C.                   Champion International Corporation
Chairman and Chief Executive        One Champion Plaza
Officer                             Stamford, CT  06921
                                    203-358-7324

Stafford, John R.                   American Home Products Corporation
Chairman, President and             Five Giralda Farms
Chief Executive Officer             Madison, NJ  07940-0874
                                    201-660-5008

Stafford, Thomas P.                 General Technical Services, Inc.
Consultant                          4200 Perimeter Center Drive - Suite 102
                                    Oklahoma City, OK  73112
                                    405-947-1442

Winters, Robert C.                  The Prudential Insurance Company of
Chairman Emeritus                   America
                                    751 Broad Street
                                    Newark, NJ  07102-3777
                                    201-802-7722



                             AlliedSignal Inc.
                    Officers with Titles and Addresses



Amell, Hans B.                      AlliedSignal Inc.
Vice President - Marketing          101 Columbia Road
                                    Morristown, NJ  07962
                                    201-455-4200

Barpal, Isaac R.                    AlliedSignal Inc.
Senior Vice President and           101 Columbia Road
Chief Technology Officer            Morristown, NJ  07962
                                    201-455-2001

Barter, John W.                     AlliedSignal Automotive
Executive Vice President and        20650 Civic Center Drive
President                           P. O. Box 5029
                                    Southfield, MI  48086-5029
                                    810-827-5660

Bossidy, Lawrence A.                AlliedSignal Inc.
Chairman of the Board and           101 Columbia Road
Chief Executive Officer             Morristown, NJ  07962
                                    201-455-6551

Burnham, Daniel P.                  AlliedSignal Aerospace
Executive Vice President and        2525 West 190th Street
President                           Torrance, CA  90504-6099
                                    310-512-3636

Callahan, Edward W.                 AlliedSignal Inc.
Vice President - Health, Safety &   101 Columbia Road
Environmental Sciences              Morristown, NJ  07962
                                    201-455-6118

Cole, Kenneth W.                    AlliedSignal Inc.
Vice President - Government         1001 Pennsylvania Avenue, NW, Suite 700
Relations                           Washington, DC 20004
                                    202-662-2670

D'Aloia, G. Peter                   AlliedSignal Inc.
Vice President and Controller       101 Columbia Road
                                    Morristown, NJ  07962
                                    201-543-2935

Garvey, Nancy A.                    AlliedSignal Inc.
Vice President and Treasurer        101 Columbia Road
                                    Morristown, NJ  07962
                                    201-455-4427

Kreindler, Peter M.                 AlliedSignal Inc.
Senior Vice President,              101 Columbia Road
General Counsel and Secretary       Morristown, NJ  07962
                                    201-455-5513

Poses, Frederic M.                  AlliedSignal Engineered Materials
Executive Vice President and        101 Columbia Road
President                           Morristown, NJ  07962
                                    210-455-3500

Redlinger, Donald J.                AlliedSignal Inc.
Senior Vice President -             101 Columbia Road
Human Resources and Communications  Morristown, NJ  07962
                                    201-455-3997

Schindler, Paul R.                  AlliedSignal Inc.
Senior Vice President -             Suite 3812-16, 38/F
International                       Shell Tower, Times Square
                                    1 Matheson Street
                                    Causeway Bay, Hong Kong
                                    011-852-506-9009
                                    201-455-6026 (Morristown)

Schroeder, Richard P.               AlliedSignal Inc.
Vice President - Manufacturing      101 Columbia Road
                                    Morristown, NJ  07962
                                    201-455-3468

Sierk, James E.                     AlliedSignal Inc.
Senior Vice President -             101 Columbia Road
Quality and Productivity            Morristown, NJ  07962
                                    201-455-2148

Stark, Raymond C.                   AlliedSignal Inc.
Vice President - Materials          101 Columbia Road
Management                          Morristown, NJ  07962
                                    201-455-3131

Wallman, Richard F.                 AlliedSignal Inc.
Senior Vice President and           101 Columbia Road
Chief Financial Officer             Morristown, NJ  07962
                                    201-455-5107